Hauppauge Digital, Inc.

91 Cabot Court

Hauppauge, NY 11788

November 20, 2006

Via EDGAR and Facsimile (202)772-9210

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4651

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Hugh Fuller

Re:	Hauppauge Digital, Inc.
Registration Statement on Form S-3
Filed October 31, 2006
File No. 333-138324

Form 10k For September 30, 2005
Filed December 29, 2005

File No. 1-13550

Ladies & Gentlemen:

We have received your comment letter dated November 17, 2006. We will comply with your comment addressed to item 9A of our Form 10-K in future filings. The Company’s disclosure controls and procedures as defined by Rule 13a - 15(e) were effective as of the end of the period to which our Form 10-K for the year ending September 30, 2005 relates and have been in effect since the end of such period. We represent that we will conform our disclosure to the rule in all required future filings.

Very truly yours,

/s/ Gerald Tucciarone

Gerald Tucciarone

Treasurer, Chief Financial Officer
and Secretary (Principal Financial
and Accounting Officer)